S E C U R I T I E S   A N D   E X C H A N G E   C O M M I S S I O N
                           WASHINGTON, D.C. 20549


                                  FORM 6-K

    Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15b-16
                 Under the Securities Exchange Act of 1934

               For the quarterly period ended March 31, 2001
                      Commission file number 333-77633


                     CAPITAL ENVIRONMENTAL RESOURCE INC.
          (Exact name of registrant as specified in its charter)

                                    N/A
             (Translation of Registrant's Name into English)


                              Ontario, Canada
                      (Jurisdiction of incorporation)


1005 Skyview Drive
Burlington, Ontario, Canada                                           L7P 5B1
(Address of principal executive offices)                        (Postal Code)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                     None
                               (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Form 6-K

           7,196,627 shares of common stock issued and outstanding

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO
                                                   -----   -----

Indicate by check mark which financial statement item the registrant has
elected to follow Item 17     Item 18  X
                         -----       -----








                       CAPITAL ENVIRONMENTAL RESOURCE INC.


                               INDEX TO FORM 6-K
                    FOR THE THREE MONTHS ENDED MARCH 31, 2001


PART 1	FINANCIAL INFORMATION

        Financial Statements

        Consolidated Balance Sheets as at March 31, 2001 and December
        31, 2000.....................................................      3

        Consolidated Statements of Operations and Comprehensive Income
        (Loss) for the three month periods ended March 31, 2001 and
        2000.........................................................      5

        Consolidated Statements of Stockholders' Equity for the three
        month period ended March 31, 2001............................      6

        Consolidated Statements of Cash Flows for the three month
        periods ended March 31, 2001 and 2000........................      7

        Notes to Consolidated Financial Statements...................      8

        Management's Discussion and Analysis of Financial
        Condition and Results of Operations..........................     14

        Quantitative and Qualitative Disclosures about Market Risk...     20


PART II	OTHER INFORMATION

        Legal Proceedings............................................     20


        SIGNATURES...................................................     22

                     CAPITAL ENVIRONMENTAL RESOURCE INC.
                         CONSOLIDATED BALANCE SHEETS
                       (In thousands of U.S. dollars)

                                                           As at          As at
                                                         March 31,     December 31,
                                                           2001           2000
                                                       =============  =============
                                                        (unaudited)     (audited)
                                   ASSETS
Current assets
 Cash and cash equivalents                             $     1,047    $         -

 Accounts receivable - trade (net of allowance
  for doubtful accounts of $275; December 31,
   2000 - $319)                                             12,378         14,174

 Prepaid expenses and other current  assets                  1,928          3,571

 Employee loans                                                205            215

Total current assets                                        15,558         17,960
                                                       -------------  -------------
Property and equipment, net                                 46,896         50,899

 Goodwill (net of accumulated amortization of
  $20,711 December 31, 2000 - $19,199)                      73,514         78,919

 Other intangibles and non-current assets                    3,629          4,494

 Deferred income taxes                                           -            687
                                                       -------------  -------------
Total assets                                           $   139,597    $   152,959
                                                       =============  =============






             See accompanying Notes to Consolidated Financial Statements

                      CAPITAL ENVIRONMENTAL RESOURCE INC.
                          CONSOLIDATED BALANCE SHEETS
                        (In thousands of U.S. dollars)

                                                          As at          As at
                                                        March 31,     December 31,
                                                          2001           2000
                                                      =============  =============
                                                       (unaudited)     (audited)

                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Bank overdraft                                       $         -    $       595

 Accounts payable                                           3,393          3,992

 Accrued expenses and other current liabilities             9,085          7,820

 Current portion of long-term debt (Notes 1 and 2)         95,226         30,455
                                                      -------------  -------------
Total current liabilities                                 107,704         42,862

Long-term debt  (Notes 1 and 2)                             2,237         71,442
                                                      -------------  -------------
                                                          109,941        114,304
                                                      -------------  -------------
Commitments and contingencies (Notes 1 and 3)

Stockholders' Equity
 Common Stock: unlimited stock without par value
  authorized; 7,196,627 issued and outstanding
   (Note 4)                                                57,066         57,066

 Accumulated other comprehensive loss                      (3,931)        (2,274)

 Deficit                                                  (23,479)       (16,137)
                                                      -------------   ------------
Total stockholders' equity                                 29,656         38,655
                                                      -------------   ------------
Total liabilities and stockholders' equity            $   139,597     $  152,959
                                                      =============   ============



          See accompanying Notes to Consolidated Financial Statements

                     CAPITAL ENVIRONMENTAL RESOURCE INC.
     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
      (In thousands of U.S. dollars; except share and per share amounts)
                                  (unaudited)

                           STATEMENTS OF OPERATIONS

                                                                 Three Months Ended
                                                                      March 31
                                                                --------------------
                                                                 2001         2000
                                                                ---------  ---------
Revenues                                                        $ 25,838   $  26,362
Operating expenses:
  Cost of operations                                              17,431      16,995
  Selling, general and administrative                              4,416       4,221
  Depreciation and amortization                                    2,728       2,471
  Costs and provisions for losses related to sale of U.S. assets   3,289           -
  Foreign exchange                                                 1,135           -
                                                                ---------  ---------
Income (loss) from operations                                     (3,161)      2,675

Interest and financing expense                                     3,494       2,010
                                                                ---------  ---------
Income (loss) before income taxes                                 (6,655)        665

Income tax provision                                                 687         326
                                                                ---------  ---------
Net income (loss)                                               $ (7,342)  $     339
                                                                =========  =========
Basic net income (loss) per common share                        $  (1.02)  $    0.05
                                                                =========  =========
Diluted net income (loss) per common share                      $  (1.02)  $    0.05
                                                                =========  =========

Weighted average number of common
  shares outstanding (Note 5)

  Basic                                                         7,196,627  7,196,627
                                                                =========  =========
  Diluted                                                       7,196,627  7,290,580
                                                                =========  =========


                       STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Net income (loss)                                               $ (7,342)  $     339

Other comprehensive income (loss) -
 foreign currency translation adjustments                         (1,657)       (205)
                                                                ---------  ---------
Comprehensive income (loss)                                     $ (8,999)  $     134
                                                                =========  =========


             See accompanying Notes to Consolidated Financial Statements

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (In thousands of U.S. dollars)

                                                                    Accumulated
                                                                       other                        Total
                                                Common stock       comprehensive                 stockholders'
                                            ====================
                                             Shares      Amount         loss        Deficit         equity
                                            ========    ========   =============   =========    ==============
Balance at December 31, 2000                7,196,627   $ 57,066    $   (2,274)    $ (16,137)     $   38,655

Foreign currency translation adjustments            -          -        (1,657)            -          (1,657)

Loss                                                -          -             -        (7,342)         (7,342)
                                            ---------   --------   -------------   ---------    --------------
Balances at March 31, 2001                  7,196,627   $ 57,066    $   (3,931)    $ (23,479)     $   29,656
                                            =========   ========   =============   =========    ==============



           See accompanying Notes to Consolidated Financial Statements

                      CAPITAL ENVIRONMENTAL RESOURCE INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (In thousands of U.S. dollars)
                                  (unaudited)

                                                                    Three Months Ended
                                                                          March 31
                                                                   ====================
                                                                      2001       2000
                                                                   =========  =========
Cash flows from operating activities
 Net income (loss) for the period                                  $ (7,342)  $    339
Adjustments to reconcile net income (loss) to net cash flows from operating activities -
   Depreciation and amortization                                      2,728      2,471
   Deferred income taxes                                                687        163
   Provision for losses related to sale of U.S. assets                3,289          -
   Net gain on disposal of property, plant and equipment                  -       (161)
   Unrealized foreign exchange loss                                   1,135          -
   Other                                                                574        150
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures -
   Accounts receivable - trade, net                                     246      1,063
   Prepaid expenses and other current assets                          1,666        374
   Accounts payable and accrued liabilities                             458       (583)
   Income and other taxes                                              (426)      (690)
                                                                   ---------  ---------
                                                                      3,015      3,126
Cash flows from investing activities
Acquisition of businesses, net of cash acquired                           -     (5,618)
Capital expenditures                                                   (353)    (2,228)
Net loans and advances to employees                                       -        (16)
Other                                                                   430     (1,287)
                                                                   ---------  ---------
                                                                         77     (9,149)
                                                                   ---------  ---------
Cash flows from financing activities
Proceeds from issuance of long-term debt                                  -      5,296
Principal payments on long-term debt                                   (284)      (146)
Repayment of capital lease liability                                 (1,199)      (329)
Short term bank indebtedness                                           (595)         -
Debt issuance costs                                                       -        (59)
                                                                   ---------  ---------
                                                                     (2,078)     4,762
                                                                   ---------  ---------
Effect of exchange rate changes on cash and cash
       equivalents                                                       33         (2)
                                                                   ---------  ---------
Increase (decrease) in cash and cash equivalents                      1,047     (1,263)

Cash and cash equivalents at beginning of period                          -      1,398
                                                                   ---------  ---------
Cash and cash equivalents at end of period                         $  1,047   $    135
                                                                   =========  =========

SUPPLEMENTARY INFORMATION ON NON-CASH TRANSACTIONS:

Other long-term liabilities assumed on acquisition                 $      -   $     55
                                                                   ---------  ---------
Assets acquired under capital leases                               $      -   $     53
                                                                   ---------  ---------

            See accompanying Notes to Consolidated Financial Statements

                      CAPITAL ENVIRONMENTAL RESOURCE INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE THREE MONTHS ENDED MARCH 31, 2001
                       (In thousands of U.S. dollars)

1.  Basis of Presentation

	The consolidated financial statements of Capital Environmental Resource Inc. (the "Company")have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and all figures are presented in thousands of U.S. dollars, except share and per share data or except where expressly stated as being in Canadian dollars ("C$") or in millions.

        The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and
expenses, and disclosure of contingencies.   Actual results could be materially
different from these estimates.

        These consolidated financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations. There is substantial doubt about the Company's ability to continue as a "going concern" based on the present financial position of the Company as described below.

	As described in note 2, a condition of the Company's Senior Debt facilities required the Company to provide the bank syndicate with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001, and that the financing be raised no later than June 1, 2001. On March 15, 2001, the Company provided a notice of default to its lenders indicating that the binding letter of commitment condition was not met and, as a result, the Company was in default of its Senior Debt.

	On April 2, 2001, the Company disposed of substantially all of its U.S. assets (Note 6). The net proceeds from the sale, approximately $16.4 million, were used to repay Senior Debt. In conjunction with the sale, the bank syndicate agreed to forebear on their rights under the Senior Debt agreement and enter into a fourth amendment to the Senior Debt facility.

	The effect of the fourth amendment was that the bank syndicate agreed to exclude the effects of the U.S. asset sale for purposes of determining the Company's compliance with its financial covenants and have agreed not to take action with respect to certain defaults under the Senior Debt facilities provided that the Company satisfies certain conditions, including that the Company continues to make reasonable progress towards a transaction to reduce or refinance the Senior Debt by $16.0 million on or before June 15, 2001.

	 As at March 31, 2001, the Company was in discussions with certain parties with respect to possible transactions that would satisfy this condition; however, there is no assurance that the Company will be successful in its efforts to raise the required equity by June 15, 2001, and that the bank syndicate will continue to support the Company until the required financing is raised. Management has also taken steps to reduce costs and improve the ongoing profitability of the Company. On that basis, the Company believes that the "going concern" basis remains appropriate. If the "going concern" basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The appropriateness of the "going concern" assumption is dependent upon, among other things, the ability to successfully raise the required or replacement financing and the ability to generate sufficient cash from future profitable operations to meet obligations as they become due.

2. Long-term debt

	Long-term debt at March 31, 2001 and December 31, 2000 consists of the following:

----------------------------------------------------------------------------
                                                   As at           As at
                                                 March 31,      December 31,
                                                   2001             2000
                                                (unaudited)      (audited)
-----------------------------------------------------------------------------


Senior debt                                     $  93,893        $  96,798
Capital lease obligations                           2,635            3,969
Other subordinated promissory notes payable            63               67
Other long-term debt                                  872            1,063
-----------------------------------------------------------------------------
                                                   97,463          101,897
Less:  current portion                             95,226           30,455
-----------------------------------------------------------------------------
                                                $   2,237        $  71,442
-----------------------------------------------------------------------------

	As at June 30, 2000 and September 30, 2000, the Company was in breach of certain financial covenants under its amended Credit Facility and Term Loan (the "Senior Debt") agreements. The Company negotiated with its lenders and on December 4, 2000 signed a third amendment to the Senior Debt facilities.

	Pursuant to the third amendment, the availability under the Senior Debt facilities was decreased to $103.0 million from $110.0 million. Under the third amendment, the availability under the Credit Facility and Term Loan will be mandatorily reduced at each calendar quarter end by $765 and $235 per quarter, respectively in 2001 and further reduced by $956 and $294 per quarter, respectively for each of the first three calendar quarters of 2002. The Term Loan has an additional commitment reduction of $3,398 on November 1, 2002 and terminates on November 27, 2004. The Credit Facility terminates on November 1, 2002.

	In addition to the above-noted commitment reductions, the Senior Debt, subject to certain restrictions on the Term Loan, has commitment reductions for annual excess cash flows, certain asset sales and upon the termination of certain hedging agreements. Additional events of default under the third amendment included a requirement to provide the Senior Debt lenders with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001 (Note 1) and to receive such proceeds by June 1, 2001. An additional requirement under the Credit Facility is to provide the lenders, by August 1, 2002, with a binding letter of commitment from one or more lenders in an amount sufficient to repay in full the Credit Facility.

	On March 15, 2001, the Company provided a notice of default to its bank syndicate indicating that the binding letter of commitment condition was not met and as a result the Company was in default of its Senior Debt. In conjunction with the Company's sale of substantially all of its U.S. assets (see Note 6), the bank syndicate agreed to forebear on their rights under the Senior Debt agreement and entered into a fourth amendment to the Senior Debt facility on March 30, 2001.

	The effect of the fourth amendment was that the bank syndicate agreed to exclude the effects of the U.S. asset sale for purposes of determining the Company's compliance with its financial covenants and has agreed not to take action with respect to certain defaults under the Senior Debt facilities provided that the Company satisfies certain conditions, including that it continues to make reasonable progress towards a transaction to reduce or refinance the Senior Debt by $16.0 million on or before June 15, 2001.

	The Senior Debt may be used for working capital, other general corporate purposes, and acquisitions approved by the lenders. The Senior
Debt is collateralized by an interest in the real property of the Company, an interest in all of the present and future personal property of the Company, an assignment of all present and future property insurance of the Company, an assignment of all material contracts of the Company, the equity securities of the Company's subsidiaries and a general security interest in all of the assets of the Company.

	The Senior Debt contains certain covenants and restrictions regarding, among other things, minimum equity requirements, maximum interest coverage ratios, maximum capital expenditures, maximum total debt to consolidated earnings before interest, depreciation, and taxes ratios and maximum total
debt to equity ratios.   Additionally, while the Senior Debt agreement
remains in force, the Company is not permitted to pay cash dividends on its capital stock.

3. Commitments and Contingencies

        a)      Environmental risks

        The Company is subject to liability for environmental damage that its solid waste facilities may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors.

        Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As at the date of these financial statements, the Company is not aware of any such environmental liabilities that would be material to the Company's operations or financial condition.

        b)      Legal proceedings

        In the normal course of its business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, state, provincial or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners in connection with the permitting and licensing of landfills and transfer stations, or alleging environmental damage or violations of the permits and licences pursuant to which the Company operates.

        In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business. However, as at March 31, 2001, there was no current proceeding or litigation involving the Company that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

	On October 12, 1999, Lynn Bishop and L&S Bishop Enterprises Inc. (collectively "Bishop")commenced an action against the Company, Capital Environmental Alberta Inc. and Tony Busseri, the former Chairman of the Company, in which Bishop claims damages in the aggregate amount of approximately $7.5 million. The claim includes $2.0 million for alleged wrongful termination, $5.1 million for misrepresentations allegedly made in connection with the Share Purchase Agreement, dated as of November 1, 1997, among Lynn Bishop, L&S Bishop Enterprises Inc., the Company and Western Waste Services Inc. (the "Share Purchase Agreement"), as well as $0.3 million for punitive damages (see Note 6(b)). The Company believes that Bishop's claims are wholly without merit, and that Lynn Bishop's employment was terminated for just cause and that it has no further obligation to Bishop beyond the contingent payment described in Note 3(c). The Company is defending the claim and has issued a counterclaim against Bishop, and does not believe the outcome will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows. Accordingly, the Company has not made a provision for this claim in these financial statements.

	Allen Fracassi and Granvin Investments Inc., a company controlled by Allen Fracassi, (collectively the "Plaintiffs") commenced an action on August 3, 2000 against the Company and others in connection with the Company's initial public offering in June 1999 and in connection with alleged misrepresentations regarding a third-party purchaser of the Plaintiffs' shares for which the Plaintiffs claim damages in the aggregate of $2.0 million. The Company is vigorously defending the claims and believes that the claims against it are wholly without merit.

        c)      Contingent payment related to acquisitions

        In connection with the acquisition of Western Waste from L&S Bishop Enterprises ("L&S"), the Company may have to make an additional payment to L&S. The acquisition agreement provided that if L&S sold up to 112,323 shares in the future and if, at that time, the price of the Common Stock is less than C$21.67 per share, the Company would have to make up the shortfall. This agreement was subject to a 180-day lock-up agreement, which expired on December 8, 1999. The Company has been advised that L&S has sold the aforementioned shares resulting in a shortfall of approximately $1 million (see Note 6(b)). However, in view of the litigation referred to in Note 3(b) challenging the Share Purchase Agreement, the obligation of the Company, if any, will not be recorded until the litigation is settled.

4. Capital Stock

        a)      Changes in Capital Stock:

        Common and preferred stock

	The Company has an unlimited number of Preferred Shares, issuable in series. As of March 31, 2001, there were no Preferred Shares authorized or outstanding.

	On April 27, 1999, the stockholders of the Company approved a split of the Company's Common Stock whereby 1.3847 Common Shares were issued for each previously outstanding Common Share. All Common Shares and per Common Share data in the financial statements have been restated to give retroactive effect to this 1.3847 for 1 stock split.

-----------------------------------------------------------------------------
                                                    Shares         Amount
-----------------------------------------------------------------------------

December 31, 1997                                 1,427,774       $    799
Shares issued for cash                              553,869          6,595
Shares issued for acquisitions                       12,115            134
-----------------------------------------------------------------------------
December 31, 1998                                 1,993,758          7,528
Shares issued for cash on initial public offering 3,188,550         32,019
Shares issued on conversion of redeemable and
 convertible stock                                1,978,763         17,453
Shares issued for acquisitions                        4,784             66
Shares issued on exercise of warrants                30,772              -
-----------------------------------------------------------------------------
December 31, 1999 and 2000                        7,196,627       $ 57,066
-----------------------------------------------------------------------------

	 b)	Stock option and option grants

	Under the 1997 Stock Option Plan, the Company may grant options to acquire Common Shares up to a maximum of 10% of the then issued and outstanding Common Shares on an as converted basis. All of the options issued under the 1997 plan vested on completion of the initial public offering of the Company's securities. No options will remain exercisable later than five years after the grant date, unless the Board of Directors determines otherwise.

	Under the 1999 Stock Option Plan, the Company may grant options to acquire Common Shares up to a maximum of 19% of the then issued and outstanding shares of Common Stock and Common Stock equivalents, including stock options issued under the 1997 Stock Option Plan. Options granted to non-employee directors will generally vest one year from the date of grant. Options granted to employees become exercisable only after the second anniversary of the grant date unless otherwise determined by the Compensation Committee. No option will remain exercisable later than five years after the grant date, unless the Compensation Committee determines otherwise. Upon a change of control event, options become immediately exercisable.

	As at March 31, 2001, December 31, 2000 and March 31, 2000, the aggregate options outstanding entitled holders to purchase 1,049,528, 1,018,334 and 986,801 Common Shares, respectively, at prices ranging from C$7.22 to C$18.05 and $2.23 to $12.00.

	As permitted by the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company applies APB25 in accounting for options to acquire Common Shares. As a result, no compensation cost has been recognized as options have been granted at market value.

	c)	Stock purchase warrants

	In 1997, the Company issued 123,084 warrants to certain founding stockholders at an exercise price of C$0.007 per share expiring July 15, 2002. At March 31, 2001 and December 31, 2000, the aggregate warrants outstanding entitled holders to purchase 92,312 Common Shares at each respective date.

	d)	Shareholder rights plan

	On September 2, 1999, the Company adopted a Shareholder Rights Plan (the "Plan"). Under the terms of the Plan, Common Share purchase rights (the "Rights") were distributed at the rate of one Right for each Common Share held. Each Right will entitle the holder to buy 1/100th of a Common Share of the Company at an exercise price of $60.00. The Rights will be exercisable and will trade separately from the Common Shares only if a person or group acquires beneficial ownership of 20% or more of the Company's Common Shares or commences a tender or exchange offer that would result in owning 20% or more of the Common Shares (unless the Board of Directors determines that the acquisition is fair to all shareholders and amends the Plan to permit the acquisition). If either of these events occurs, the Rights will entitle each holder to receive, upon exercise, a number of Common Shares (or, in certain circumstances, a number of Common Shares in the acquiring company) having a Current Market Price (as defined in the Plan) equal to approximately two times the exercise price of the Right. The Rights will not be exercisable with respect to the share ownership of Environmental Opportunities Fund I, Environmental Opportunities Fund II and Sanders Morris Mundy Inc. and any affiliate or associate thereof that already owns more than 20% of the Company's Common Shares as long as these persons, along with their affiliates and associates, do not acquire beneficial ownership of 30% or more. The number of Rights outstanding is subject to adjustment under certain circumstances, and all Rights expire on September 30, 2009.

5.  Net Income (Loss) Per Share Information

        The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income (loss) per share for the periods ended March 31, 2001 and December 31, 2000:

-----------------------------------------------------------------------------
                                                     2001         2000
-----------------------------------------------------------------------------
Numerator
  Net income (loss)                               $  (7,342)   $     339
-----------------------------------------------------------------------------
Denominator
  Weighted average shares outstanding - basic     7,196,627    7,196,627
  Dilutive effect of stock options and warrants
   outstanding                                            -       93,953
-----------------------------------------------------------------------------
Weighted average shares outstanding - diluted     7,196,627    7,290,580
-----------------------------------------------------------------------------
Basic earnings (loss) per share                   $   (1.02)   $    0.05
Diluted earnings (loss) per share                 $   (1.02)   $    0.05
-----------------------------------------------------------------------------

        The diluted earnings per share calculation for 2001 excludes the conversion of stock options and warrants issued because the impact would have been anti-dilutive.

6.  Subsequent Events

        a)      U.S. asset sale

        On April 2, 2001, the Company entered into an agreement with Waste Management, Inc. for the sale of substantially all of its assets used in connection with its operations in Rochester, New York; Syracuse, New York; and Williamsport, Pennsylvania for a total sale price of approximately $21.0 million.

	The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction, approximately $16.4 million, were used to repay Senior Debt.

b)	Legal proceedings

	In May 2001, Bishop amended his claim by dropping a claim of $5.1 million for misrepresentations allegedly made in connection with the Share Purchase Agreement. Bishop's claim currently consists of a claim for $2.0 million for alleged wrongful termination, $0.3 million for punitive damages and approximately $1.0 million related to the shortfall described in Note 3(c).



	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
	CONDITION AND RESULTS OF OPERATIONS

=============================================================================

	The following discussion should be read in conjunction with the unaudited financial statements and notes thereto included elsewhere herein.

Forward Looking Statements

	Certain statements included in this Quarterly Report on Form 6-K, including, without limitation, information appearing under, "Management's Discussion and Analysis of Financial Condition and Results of Operations, "are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934) that involve risks and uncertainties. Factors set forth under the caption "Risk Factors" in the Company's Registration Statement could affect the Company's actual results and could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Report on Form 6-K.

Results of Operations for the Three Months Ended March 31, 2001 and 2000

        Operating and Financial Review and Prospects

        The following discussion is based on, and should be read in conjunction with the Company's unaudited Consolidated Financial Statements and Notes thereto included elsewhere herein.

        Overview

	Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services. The Company was founded in May 1997 in order to take advantage of consolidation opportunities in the solid waste industry in markets other than major urban centers in Canada and the northern United States. The Company began operations in June 1997 when it acquired selected solid waste assets and operations in Canada from Canadian Waste Services Inc. and its parent, USA Waste Services, Inc.

	From the time of commencing operations, to March 31, 2001, the Company acquired 46 solid waste services businesses in Canada and the United States, including 43 collection operations, 11 transfer stations, 4 recycling processing facilities and a contract to operate 4 landfills and 1 transfer station. In addition, the Company owns and operates a landfill in Coronation, Alberta.

	On April 2, 2001 the Company entered into an agreement with Waste Management, Inc. for the sale of substantially all of its assets used in connection with its operations in Rochester, New York; Syracuse, New York and Williamsport, Pennsylvania for a total cash purchase price of approximately $21.0 million. The Company still owns its contract management business and its hauling operations in Ohio; however, it is seeking buyers for these assets. The Company expects to record a loss on disposition of its United States assets in the range of $4.0 million to $5.0 million in 2001 relating to severance, lease byouts, professional fees, receivable allowances and provisions for sale agreement adjustments.

Operating Results

	The following table sets forth items in the Consolidated Statement of Operations as a percentage of revenues and the percentage changes in the dollar amounts of these items compared to the previous years.

--------------------------------------------------------------------------------
                                                                       % Dollar
                                                                         Change
Three Months Ended March 31                                               2001
                                                  2001         2000       Over
                                                                          2000
--------------------------------------------------------------------------------

Revenues                                         100.0%       100.0%      (2.0)%
Cost of operations                                67.5         64.5        2.6
Depreciation and amortization expense             10.6          9.4       10.4
Selling, general and administrative expenses      17.1         16.0        4.6
Costs and provision for losses related to sale
 of U.S. assets                                   12.7            -
Foreign exchange                                   4.4            -
-----------------------------------------------------------------------
Income (loss) from operations                    (12.2)        10.1
Interest and financing expense                    13.5          7.6       73.8
-----------------------------------------------------------------------
Income (loss) before income taxes                (25.8)         2.5
Income tax provision                              (2.7)         1.2      110.7
-----------------------------------------------------------------------
Net income (loss)                                (28.4)         1.3%
-----------------------------------------------------------------------
Adjusted EBITDA                                   18.3%        19.5%      (8.3)%
================================================================================

Revenue

	The sources of revenue and growth rates are as follows: ($thousands)

-----------------------------------------------------------------------------------------
                                                                            Growth Rates
                                                                               2001
                                                                               over
                                                  2001             2000        2000
-----------------------------------------------------------------------------------------
Commercial and industrial collection        $14,879   57.6%  $15,215   57.7%   (2.2)%
Residential collection                        6,296   24.4     5,752   21.8     9.5
Transfer station and landfill                 2,109    8.2     2,078    7.9     1.5
Commercial and residential recycling            847    3.2     1,144    4.3   (26.0)
Contract management and other
   specialized services                       1,707    6.6     2,173    8.3   (21.4)
------------------------------------------------------------------------------
                                            $25,838  100.0%  $26,362  100.0%   (2.0)%
-----------------------------------------------------------------------------------------

	Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

-----------------------------------------------------------------------------
                                                        2001         2000
-----------------------------------------------------------------------------
Price                                                   0.9%         2.1%
Volume                                                 (2.4)         2.4
Acquisitions, net of divestitures                       3.4         41.8
Foreign currency translation                           (3.8)         2.7
Other                                                  (0.1)        (1.5)
-----------------------------------------------------------------------------
    Total                                              (2.0)%       47.5%
-----------------------------------------------------------------------------

        Revenue in the Company's Canadian Operations increased slightly as a result of price increases and flat volume growth. Translating the Canadian operations revenue into U.S. dollars resulted in a reduction in revenue as the Canadian dollar was worth less compared to the U.S. dollar during the prior period. The Company's U.S. operations lost revenue due to lost business in competitive bids and the pass-through of a disposal decrease to the Company's customers in its largest U.S. market. The decrease in revenue was partially offset by U.S. acquisitions made after the first quarter of 2000.

Cost of operations

	Cost of operations include labor, fuel, equipment maintenance, tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance, the cost of materials purchased to be recycled, subcontractor expense and local, state or provincial taxes. Cost of operations for the period ended March 31, 2001 was $ 17.4 million compared to $17.0 million for the period ended March 31, 2000. Cost of operations as a percentage of revenue for the period ended March 31, 2001 increased to 67.5% from 64.5% at March 31, 2000. The cost of operations increased as a percentage of revenue primarily as a result of the loss of business in the Company's original U.S. operations and its replacement with lower margin business acquired in Ohio. The Canadian Operations also had an increase in the percentage of the cost of operations as a result of higher fuel costs, lower commodity prices for the Company's recyclables and gains on the sale of fixed asset in the first quarter of 2000.

Selling, general and administrative expenses

	Selling, general and administrative ("SG&A") expenses include management, clerical, financial, accounting and administrative compensation and overhead costs associated with the marketing and sales force, professional services and community relations expense. SG&A expenses for the period ended March 31, 2001 were $4.4 million compared to $4.2 million for the period ended March 31, 2000. The $0.2 million or 4.6% increase relates to approximately $0.7 million of unusual charges which occurred in the 2001 period associated with meeting financing requirements under the Company's Senior Debt Facilities, partially offset by restructuring efficiencies implemented in 2000. As a percentage of revenues, SG&A expenses increased to 17.1% in 2001 from 16.0% in 2000 due to the factors described above.

Depreciation and amortization expense

	Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, the amortization of goodwill over 40 years and the amortization of other intangible assets over appropriate time periods. The Company has accounted for all business acquisitions since inception using purchase accounting, which has resulted in significant amounts of goodwill being included on the balance sheet. Depreciation and amortization expense for the period ended March 31, 2001 was $2.7 million compared to $2.5 million for the same period in 2000. The 10.4% increase was primarily due to the impact of capital expenditures over the past twelve months and fiscal 2000 acquisitions. As a percentage of revenues, depreciation and amortization expense increased to 10.6% in 2001 from 9.4% in 2000, primarily due to the items noted above.

Costs and provisions for losses related to sale of U.S. assets

	In connection with the U.S. asset sales on April 2, 2001, the Company has accrued expenses of aproximately $1.4 million in the first quarter of 2001 related primarily to lease termination penalties, severance costs, change of control payments, union pension liability payments, professional fees and other transition costs. In addition, the Company has established an allowance for doubtful accounts and provided for an impairment of certain
U.S. assets held for sale totalling $1.9 million, which are based on the Company's estimates of the future net realizable value of certain U.S. assets and are therefore subject to adjustment. The Company announced during its fourth quarter conference call on May 8, 2001, that it intends to sell the balance of its U.S. assets over the course of 2001. Transaction costs associated with future asset sales will be recorded when the likelihood and amount of these costs are known.

Foreign exchange

	In the first quarter of 2001, the Company recorded a $1.1 million dollar non-cash unrealised foreign exchange loss primarily related to translation of United States dollar denominated debt resident in Canada. Prior to December 2000, the Company had hedged a significant portion of its U.S. dollar debt by swapping it to Canadian dollars and consequently was not exposed to foreign exchange rate fluctuations on its Canadian borrowings. In conjunction with the amendment to the Company's Senior Debt Facility in December 2000, the swaps were terminated and consequently the weakness of the Canadian dollar in the first quarter of fiscal 2001 resulted in a significant unrealised loss on translation of the U.S. debt. Any cash gains or losses on foreign exchange related to this debt will be realized when the debt is repaid using the foreign exchange rate prevailing at that time.

Interest and financing expense

	In the period ended March 31, 2001, interest expense increased 73.8% to $3.5 million from $2.0 million for the comparable period in 2000. The overall increase in interest expense over the prior year, was primarily a result of an increase in the weighted average interest rates on the Senior Debt Facility to 10.7% in 2001 compared to 7.6% in 2000, an increase in the average level of outstanding debt due to borrowing to finance acquisition activity over the past 12 months and an increase in amortization of deferred financing costs related to the third amendment of the Senior Debt Facility and cost associated with that amendment. Additionally, in the first quarter of 2001, the Company incurred approximately $0.2 million of financing costs related to the financing requirements under the Company's Senior Debt facilities.

Income Taxes

	The effective income tax rate for the period ended March 31,2001 was negative 10.3% compared to 49.0% in 2000. Losses incurred in the first quarter of 2001 did not generate any income tax benefit. The Company continues to establish valuation allowances for deferred tax assets generated in Canada and the sale of the U.S. assets eliminated the deferred tax asset for U.S. operations which existed at December 31, 2000.

Financial Condition

	As of March 31, 2001 and December 31, 2000 the Company's capital structure consisted of: ($thousands)

------------------------------------------------------------------------------------------------
                                               March 31,           December 31,        Change
                                                 2001                 2000
------------------------------------------------------------------------------------------------
Long-term debt                            $ 94,828     74.6%   $ 97,928    69.7%      $ (3,100)
Capital lease obligations                    2,635      2.1       3,969     2.8         (1,334)
Stockholders' equity                        29,656     23.3      38,655    27.5         (8,999)
------------------------------------------------------------------------------------------------
                                          $127,119    100.0%   $140,552   100.0%      $(13,433)
================================================================================================

        The $3.1 million decrease in long-term debt at March 31, 2000 compared to December 31, 2000 is primarily a result of a foreign exchange impact on translation of $2.7 million and $0.4 million of repayments.

        On April 2, 2001, the Company entered into an agreement with Waste Management, Inc. for the sale of substantially all of its assets used in connection with its operations in Rochester, New York; Syracuse, New York; and Williamsport, Pennsylvania for a total sale price of approximately $21.0 million. The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction, approximately $16.4 million, were used to repay Senior Debt.

Liquidity and Capital Resources

	The Company's capital requirements include acquisitions, working capital increases and fixed asset replacement. The Company plans to meet capital needs through various financial sources, including internally generated funds, debt and equity financing. As of March 31, 2001, adjusted working capital was $3.1 million, excluding the current portion of long-term debt. The Company generally applies the cash generated from its operations that remains available after satisfying working capital and capital expenditure requirements to reduce indebtedness under the Senior Debt Facility and to minimize cash balances. Working capital requirements are financed from internally generated funds.

	For the period ended March 31, 2001, net cash provided by operations was $3.0 million, compared to $3.1 million in the prior period. This $0.2 million decrease was primarily due to lower revenues in 2001 compared to 2000 and higher interest expenses, offset by lower working capital requirements compared to the prior year.

	For the period ended March 31, 2001, the net cash used in investing activity decreased to $0.1 million from the $9.1 million in the prior period primarily due to the reduced acquisition activity and decreased capital expenditures in the current period. The Company intends to fund capital expenditures principally through internally generated funds.

	For the period ended March 31, 2001, net cash provided by financing activities was negative $2.1 million. This was due primarily to debt and capital lease repayments of $1.5 million. The $6.8 million decrease from the $4.8 million provided by financing activities in the prior period was primarily due to the decreased acquisition activity and increased debt repayment.

	The Senior Debt Facility is secured by all of the Company's assets, including the interest in the equity securities of the Company's subsidiaries. Of the $93.9 million outstanding at March 31, 2001, approximately $42.3 million consisted of U.S. dollar loans bearing interest at 9.8% and approximately $51.2 million consisted of Canadian dollar loans bearing interest at 9.7%.

	As at June 30, 2000 and September 30, 2000, the Company was in breach of certain financial covenants under the Senior Debt Facility. The Company negotiated with its lenders and on December 4, 2000 signed a third amendment to the Senior Debt Facility.

	Pursuant to the third amendment, the availability under the Senior Debt Facility decreased to $103.0 million from $110.0 million. Under the third amendment, the availability under the Credit Facility and Term
Loan will be mandatorily reduced at the end of each calendar quarter by $765 thousand and $235 thousand per quarter, respectively in 2001 and further reduced by $956 thousand and $294 thousand per quarter respectively for each of the first three calendar quarters of 2002. The Term Loan has an additional commitment reduction of $3,398 thousand on November 1, 2002 and terminates on November 27, 2004. The Credit Facility terminates on November 1, 2002.

        In addition to the above noted commitment reductions, the Senior Deb Facility, subject to certain restrictions in the Term Loan agreement, has commitment reductions for annual excess cash flows, certain asset sales and upon the termination of certain hedging agreements. Additional requirements under the third amendment included a requirement to provide the Senior Debt Facility lenders with a binding letter of commitment for an equity issuance or subordinated debt financing with net proceeds of $25.0 million by March 15, 2001 and to receive such proceeds by June 1, 2001. An additional requirement under the Senior Debt Facility is to provide the lenders, by August 1, 2002, with a binding letter of commitment from one or more lenders in an amount sufficient to repay in full the Senior Debt Facility.

	On March 15, 2001, the Company provided a notice of default to its bank syndicate indicating that the binding letter of commitment condition was not met and as a result the Company was in default of its Senior Debt Facility.

	On April 2, 2001, the Company sold to Waste Management, Inc. substantially all of its assets used in connection with its operations in Rochester, New York; Syracuse, New York, and Williamsport, Pennsylvania for a total sale price of approximately $21.0 million.

	The net cash proceeds (after taking into account a holdback plus transaction and other related costs) from the transaction, of approximately $16.4 million, were used to repay the Senior Debt Facility. In connection with this repayment, a fourth amendment was executed on March 30, 2001 in which the Senior Debt Facility lenders agreed to exclude the effects of the U.S. asset sale for the purposes of determining the Company's compliance with its financial covenants and have agreed not to take action under the Senior Debt Facility provided that the Company satisfies certain conditions, including that it continues to make reasonable progress towards a transaction to reduce or refinance the Senior Debt Facility by $16.0 million on or before June 15, 2001.

The Company may not be able to continue as a going concern if the Company's lenders elect to accelerate the payment of indebtedness under the Company's credit facilities. Since the Company does not currently have sufficient funds to repay all of the Company's indebtedness under its credit facilities which are currently in default, the Company may not be able to continue as a going concern if the Company's lenders elect to accelerate payment under the credit facilities. In that case, the Company would likely become insolvent and subject to voluntary or involuntary bankruptcy proceedings, and the value of the Company's equity securities would likely be significantly diminished.
Note 1 to the Company's Consolidated Financial Statements included in this 6-K report, includes a reference to the uncertainty of the Company's ability to continue as a going concern.

Trend Information

Seasonality

	The Company expects the results of operations to vary seasonally, with revenues typically lowest in the first quarter of the year, higher in the second and third quarters, and lower in the fourth quarter than in the third quarter. The seasonality is attributable to a number of factors. First, less solid waste is generated during the late fall, winter and early spring because of decreased construction and demolition activity. Second, certain operating costs are higher in the winter months because winter weather conditions slow waste collection activities, resulting in higher labor costs, and rain and snow increase the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Also, during the summer months, there are more tourists and part-time residents in some of the service areas in Ontario, resulting in more residential and commercial collection. Consequently, the Company expects operating income to be generally lower during the winter.

Inflation and prevailing economic conditions

	To date, inflation has not had a significant effect on the Company's operations. Consistent with industry practice, many of the Company's contracts provide for a pass-through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company believes, therefore, that it should be able to implement price increases to offset many cost increases resulting from inflation. However, competitive pressures may require the Company to absorb at least part of these cost increases, particularly during periods of high inflation.

Other legal proceedings

	See Note 3 (b) of Notes to unaudited Consolidated Financial
Statements.

        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-----------------------------------------------------------------------------

	There were no material changes in information that would be provided in this section during the three months ended March 31, 2001.

PART II  OTHER INFORMATION

         LEGAL PROCEEDINGS
-----------------------------------------------------------------------------

	On October 12, 1999, Lynn Bishop and L&S Bishop Enterprises Inc. (collectively "Bishop") commenced an action against the Company, Capital Environmental Alberta Inc. and Tony Busseri, the former Chairman of the Company, in which Bishop claimed damages in the aggregate amount of
approximately $7.5 million.   In May 2001, Bishop amended his claim by
dropping a claim of $5.1 million for misrepresentations allegedly made in connection with the November 1, 1997 share purchase agreement among Bishop, the Company and Western Waste Services Inc. (the "Share Purchase Agreement"). Bishop's claim now consists of a claim for $2.0 million for alleged wrongful termination, $0.3 million for punitive damages and approximately $1.0 million related to a share price shortfall on 112,323 shares of the Company's Common Stock, that Bishop would have been entitled to. The Company believes that Lynn Bishop's employment was terminated for just cause and that it has no further obligation to Lynn Bishop beyond the contingent payment described in
Note 3(c) of the Consolidated Financial Statements contained in this Form 6-K. The Company is defending the claim and has issued a counterclaim against Bishop seeking damages and does not believe the outcome will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows. Accordingly, the Company has not made a provision for this claim in these financial statements.

	Allen Fracassi and Granvin Investments Inc. (a company controlled by Allen Fracassi, collectively the "Plaintiffs") commenced an action on August 3, 2000 against the Company and others in connection with the Company's initial public offering in June 1999, and in connection with alleged misrepresentations regarding a third-party purchaser of the Plaintiffs' shares for which the Plaintiffs claim damages in the aggregate of $2.0 million. The Company is vigorously defending the claims and believes that the claims against it are wholly without merit.

        In the normal course of the Company's business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving United States or Canadian federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by it. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which it operates.

        In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. However, as at April
30, 2001 there was no current proceeding or litigation involving the Company, that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this annual on its behalf.


                      CAPITAL ENVIRONMENTAL RESOURCE INC.


                             Date:  June 15, 2001



           Signature                                  Title



/s/ Bruce Cummings                            Chairman of the Board
----------------------------------            and Director
Bruce Cummings


/s/ Allard Loopstra                           Chief Operating Officer
----------------------------------            and Director
Allard Loopstra


/s/ George Boothe                             President
----------------------------------
George Boothe


/s/ David Langille                            Executive Vice President,
----------------------------------            Chief Financial Officer
David Langille


/s/ Dennis Nolan                              Executive Vice President,
----------------------------------            Secretary, General Counsel
Dennis Nolan


/s/ David Lowenstein                          Director
----------------------------------
David Lowenstein